EXHIBIT 21
The Boeing Company Subsidiaries

Name	Place of Incorporation
Astro Limited	Bermuda
Astro-II, Inc.	Vermont
Aviall, Inc.	Delaware
BCC Equipment Leasing Corporation	Delaware
Boeing Aircraft Holding Company	Delaware
Boeing Australia Holdings Proprietary Limited	Australia
BCA Customer Finance, Inc.	Delaware
Boeing CAS Holding GmbH	Germany
Boeing Defence Australia Ltd	Australia
Boeing Deutschland GmbH	Germany
Boeing Digital Solutions, Inc.	Delaware
Boeing Distribution Services, Inc.	Delaware
Boeing Distribution, Inc.	Delaware
Boeing Europe B.V.	Netherlands
Boeing Global Holdings Corporation	Delaware
Boeing International Logistics Spares, Inc.	Delaware
Boeing Netherlands B.V.	Netherlands
Jeppesen Deutschland GmbH	Germany
In accordance with Item 601(b)(21) of Regulation S-K, the company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.